Hennessy Capital Acquisition Corp. IV

3485 N. Pines Way

Suite 110

Wilson, Wyoming 83014

February 27, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dorrie Yale

Re:	Hennessy Capital Acquisition Corp. IV
Registration Statement on Form S-1 Filed February 11, 2019, as amended File No. 333- 229608

Dear Ms. Yale:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hennessy Capital Acquisition Corp. IV hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Thursday, February 28, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Daniel J. Hennessy
Daniel J. Hennessy
President and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Skadden, Arps, Slate, Meagher & Flom LLP